BB 3/24

12012688

SEC Mail Processing Section
MAR 05 2012
Washington, DC
125

UNI[illegible]
SECURITIES AND EXCH[illegible]NGE C[illegible]
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 17025

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2011 (MM/DD/YY) AND ENDING 12/31/2011 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: C.L. King & Associates, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

Nine Elk Street
(No. and Street)

Albany	NY	12207
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Robert Benton (518) 431-3500
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

PricewaterhouseCoopers LLP
(Name – *if individual, state last, first, middle name*)

677 Broadway	Albany	NY	12207
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

KW 4/5

OATH OR AFFIRMATION

I, Robert A Benton, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of C.L. King & Associates, Inc., as of December 31, 20 11, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

LUCINDA G. LISTING
Notary Public, State of New York
No. 01LI4840528
Qualified in Rensselaer County
Commission Expires December 31, 2013

Notary Public

Signature

Chief Financial Officer

Title

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

pwc

To the Board of Directors and Stockholders of
C.L. King & Associates, Inc. and Subsidiary:

In planning and performing our audit of the consolidated financial statements of C.L. King & Associates, Inc. and Subsidiary (the "Company") as of and for the year ended December 31, 2011, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the consolidated financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. This study included tests of compliance with such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g), in the following:

1. Making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and the reserve required by Rule 15c3-3(e)

2. Making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-13

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

4. Obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by Rule 15c3-3

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls, and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's previously mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

PricewaterhouseCoopers LLP, 677 Broadway, Albany, NY 12207
T: (518)462 2030, F: (518)427 4497, www.pwc.com/us

pwc

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A *material weakness* is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the company's financial statements will not be prevented or detected and corrected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined previously.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2011 to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, The Financial Industry Regulatory Authority, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

PricewaterhouseCoopers LLP

February 28, 2012

C.L. King & Associates, Inc. and Subsidiary

Consolidated Statement of Financial Condition
December 31, 2011

C.L. King & Associates, Inc. and Subsidiary
Index
December 31, 2011 and 2010
Filed Pursuant to Rule 17a-5 of the Securities and Exchange Commission

Page(s)

Report of Independent Auditors

To the Board of Directors and Stockholders of
C.L. King & Associates, Inc. and Subsidiary:

In our opinion, the accompanying consolidated statement of financial condition presents fairly, in all material respects, the financial position of C.L. King & Associates, Inc. and Subsidiary (the "Company") at December 31, 2011 in conformity with accounting principles generally accepted in the United States of America. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit. We conducted our audit of this statement in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

PricewaterhouseCoopers LLP

February 28, 2012

PricewaterhouseCoopers LLP, 677 Broadway, Albany, NY 12207
T: (518) 462 2030, F: (518) 427 4499, www.pwc.com/us

C.L. King & Associates, Inc. and Subsidiary
Consolidated Statement of Financial Condition
December 31, 2011

Assets	
Cash and cash equivalents	$ 460,105
Cash and securities segregated under federal and other regulations	180,679,369
Deposits with clearing organizations	2,907,437
Receivables from:	
Brokers, dealers and clearing organizations	12,432,241
Securities borrowed	66,162,052
Customers	88,853,428
Related parties	81,839,961
Securities owned, at fair value ($57,448,417 pledged 2011)	142,936,592
Property and equipment, net	834,103
Other assets	1,871,426
Total assets	$ 578,976,714
Liabilities and Stockholders' Equity	
Short-term bank loans	$ 44,731,471
Payables to:	
Brokers, dealers and clearing organizations	5,050,873
Securities loaned	184,888,120
Customers	143,662,553
Related parties	121,938,606
Securities sold, but not yet purchased, at fair value	13,866,162
Accounts payable and accrued expenses	14,565,382
	528,703,167
Commitments and contingencies (Note 8)	
Subordinated borrowings - related party	14,000,000
Stockholders' equity	
Common stock; $.01 par value; authorized 500,000 shares; issued 305,000 shares	3,050
Additional paid-in capital	96,950
Retained earnings	36,198,160
Less: Treasury stock, at cost, 9,250 shares	(24,613)
Total stockholders' equity	36,273,547
Total liabilities and stockholders' equity	$ 578,976,714

The accompanying notes are an integral part of the consolidated financial statement.

1. Organization

The consolidated financial statement includes the accounts of C.L. King & Associates, Inc. (the "Company") and its wholly-owned subsidiary Jetco V, LLC that was not active throughout 2011. The Company is a securities broker-dealer registered with the Securities and Exchange Commission ("SEC") and the Municipal Securities Rulemaking Board ("MSRB"). The Company is engaged principally in the trading and brokerage of equity and fixed income securities and other investment products for individual and institutional customers throughout the United States. In its capacity as a broker-dealer, the Company clears derivative products for clients and affiliates on certain exchanges.

2. Significant Accounting Policies

Basis of Presentation
The consolidated financial statement has been prepared in accordance with accounting principles generally accepted in the United States of America ("GAAP"). Material intercompany balances and transactions are eliminated upon consolidation. The U.S. Dollar is the functional currency of the Company. In the opinion of management, all adjustments necessary to present fairly the financial position at December 31, 2011 have been made.

Use of Estimates
The preparation of financial statement in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statement. Actual results could differ from those estimates.

Cash and Cash Equivalents
The Company considers cash and amounts in demand deposit accounts at various financial institutions, other than those segregated under federal and other regulations, to be cash equivalents.

Securities Transactions
Securities owned and securities sold, but not yet purchased, consist of trading and investment securities and are recorded at fair value in accordance with Financial Accounting Standards Board ("FASB") Accounting Standards Codification ("ASC") 820, "Fair Value Measurements and Disclosures."

Proprietary securities transactions in regular-way trades are recorded on the trade date, as if they had settled. Realized and unrealized gains and losses arising from all securities transactions entered into for the account and risk of the Company are recorded on a trade date basis. Customers' securities transactions are reported on a settlement date basis with related commission income and expenses reported on a trade date basis.

Equity securities owned and equity securities sold, but not yet purchased are comprised of United States equity securities and are measured at fair value based on quoted market prices. The resulting unrealized gains and losses are reported in revenue from principal transactions, net.

Fixed income securities owned, and fixed income securities sold, but not yet purchased, generally are valued on the basis of prices furnished by a pricing service when the Company believes such prices accurately reflect the fair value of such securities. A pricing service utilizes electronic data processing techniques based on yield spreads relating to securities with similar characteristics to

determine prices for normal institutional-size trading units of debt securities without regard to sale or bid prices. If the Company decides that a price provided by the pricing service does not accurately reflect the fair value of the securities, when prices are not readily available from a pricing service or when restricted or illiquid securities are being valued, securities are measured at fair value estimated by the Company as further described in the following paragraph. The resulting unrealized gains and losses are included in revenue from principal transactions, net.

The Company considers all appropriate factors relevant to the value of securities for which it has determined other pricing sources are not available or reliable as described above. No single factor for determining fair value takes precedent, since fair value depends upon specified facts and circumstances of each security. As a general principle, the current fair value of an issue of securities being valued by the Company would approximate the amount which the owner might reasonably expect to receive for them upon their current sale. Methods which are in accordance with this principle may, for example, be based on (i) a discount from market of a similar freely traded security (including a derivative security or a basket of securities traded on other markets, exchanges or among dealers); or (ii) yield to maturity with respect to debt issues, or a combination of these and other methods.

Investment Banking
Investment banking revenues include gains, losses, and fees, net of syndicate expenses, arising from securities offerings in which the Company acts as an underwriter or agent. Investment banking management fees are recorded on offering date and underwriting commitment fees at the time the underwriting is completed and the income is reasonably determinable.

Resale and Repurchase Agreements
Transactions involving purchases of securities under agreements to resell or sales of securities under agreements to repurchase are treated as collateralized financing transactions and are recorded at their contracted resale or repurchase amounts plus accrued interest. It is the policy of the Company to obtain possession of collateral with a fair value equal to or in excess of the principal amount of cash loaned under resale agreements. These agreements typically mature within one week.

The Company monitors the collateral and exposure related to margin accounts, repurchase agreements and securities borrowed and when necessary establishes a reserve. The Company has not established a reserve for financial assets as of December 31, 2011.

Securities-Lending Activities
Securities borrowed and securities loaned are recorded at the amount of cash collateral advanced or received. Securities borrowed transactions require the Company to deposit cash or other collateral with the lender. With respect to securities loaned, the Company receives collateral in the form of cash or other collateral in an amount generally in excess of the fair value of securities loaned. The Company monitors the fair value of securities borrowed and loaned on a daily basis, with additional collateral obtained or refunded as necessary.

Property and Equipment
Property and equipment are stated at cost less accumulated depreciation. Depreciation is provided for using both straight line and accelerated methods with varying lives ranging from 3 to 10 years.

Financial Instruments
The financial instruments of the Company are reported on the statement of financial condition at fair value, or at carrying amounts that approximate fair value because of the short maturity of the instrument, except subordinated borrowings. The fair value of subordinated borrowings from the Company's principal stockholder at December 31, 2011 is not readily estimatable due to a lack of an observable market for these or similar instruments.

Commissions
Commissions are earned from trades executed on behalf of customers and affiliates. Commissions and related clearing expenses are recorded on a trade-date basis as securities transactions occur.

Interest and dividend income and expense
Interest and dividends received and paid on securities owned, at fair value and securities sold, but not yet purchased, at fair value are accounted for on an accrual basis and included as a component of interest income and interest expense, or commissions, fees and other revenue, respectively. Interest income and expense is recognized from collateralized financing transactions and loans payable at their stated contractual rates of interest.

Income Taxes
No provision for income taxes has been made in the accompanying financial statement as the Company has elected to be taxed as a Subchapter S corporation and, therefore, is not generally taxed at the corporate level other than for state franchise taxes. The Company's earnings and tax credits are passed through to the stockholders.

The Company adopted the provisions of accounting for uncertainty in income taxes as of January 1, 2009. A tax position can be recognized in the financial statements only when it is more likely than not that the position will be sustained upon examination by the relevant taxing authority based on the technical merits of the position. A position that meets this standard is measured at the largest amount of benefit that will more likely than not be realized upon settlement. A liability is established for differences between positions taken in a tax return and amounts recognized in the financial statements. ASC 740, *Income Taxes,* ("ASC 740") also provides guidance on derecognition, classification, interim period accounting and accounting for interest and penalties. Prior to the adoption of ASC 740, contingent liabilities related to income taxes were recorded when probable. The adoption of ASC 740 did not have an effect on the Company's financial statement. As of December 31, 2011, the Company has not recorded any liabilities related to uncertain tax positions.

Management has analyzed the Company's tax positions, and has concluded that no liability should be recorded related to uncertain tax positions taken on returns filed from open tax years (2008 - 2010), or expected to be taken on the Company's 2011 tax return. The Company identifies its major tax jurisdictions as U.S. Federal, New York, Pennsylvania, Massachusetts, and Minnesota.

3. Cash and Securities Segregated Under Federal and Other Regulations

Cash of $165,403,311 and resale agreements collateralized by U.S. Government securities of $15,000,000 as of December 31, 2011 have been segregated in special reserve bank accounts for the exclusive benefit of customers under Rule 15c3-3 of the SEC.

The Company had a reserve requirement for proprietary accounts of introducing brokers (PAIB) of $173,911 at December 31, 2011. Cash of $276,058 as of December 31, 2011 was segregated in a special reserve bank account.

4. Receivables from and Payables to Brokers, Dealers and Clearing Organizations

Amounts receivable from and payable to brokers, dealers and clearing organizations consist of the following as of December 31:

Repurchase agreements	$ 11,330,542
Receivables from clearing broker	410,130
Receivables from clearing organizations	104,891
Receivables from brokers for underwriting	255,730
Receivables from securities failed to deliver	330,948
	$ 12,432,241

Payables to brokers for unsettled securities transactions	$ 3,577,046
Payable to clearing broker	1,017,263
Payable to clearing organization	25,255
Payables from securities failed to receive	257,398
Payables to introducing brokers	173,911
	$ 5,050,873

Receivables from clearing broker represent cash balances on deposit with and securities receivable from the Company's clearing broker. The Company is subject to credit risk should the clearing broker be unable to repay the balance reflected on the statements of financial condition. However, the Company does not anticipate nonperformance by the counter party.

Proprietary securities transactions are recorded on trade date, as if they had settled. The related amounts receivable and payable for unsettled securities transactions are recorded net in receivables from or payables to brokers, dealers and clearing organization on the statement of financial condition.

5. Receivables from and Payables to Customers and Related Parties

Receivables from and payables to customers and related parties include amounts from cash and margin transactions. Securities owned by customers and related parties are held as collateral for the receivable balances. Such collateral is not included in the financial statement. The customer and related party collateral amounted to $860,333,819 at fair value at December 31, 2011.

At December 31, 2011, the Company had $488,182,837 of customer collateral on deposit at clearing organizations. Of that amount $481,761,706 were required to support customer positions.

6. Securities Owned and Securities Sold, But Not Yet Purchased

In accordance with FASB ASC 820, fair value is defined as the price that would be received by the Company upon selling an asset or paid by the Company to transfer a liability in an orderly transaction between market participants at the measurement date. In the absence of a principal market for the asset or liability, the assumption is that the transaction occurs on the most advantageous market for the asset or liability. FASB ASC 820 established a three-tier fair value hierarchy that prioritizes the assumptions, also known as "inputs", to valuation techniques used by market participants to measure fair value. The term "inputs" refers broadly to the assumptions that

market participants would use in pricing the asset or liability, including assumptions about risk, for example, the risk inherent in a particular valuation technique used to measure fair value (such as a pricing model) and/or the risk inherent in the inputs to the valuation technique. Inputs may be observable or unobservable. Observable inputs are inputs that reflect the assumptions market participants would use in pricing the asset or liability developed based on market data obtained from sources independent of the reporting entity. Unobservable inputs are inputs that reflect the reporting entity's own assumptions about the assumptions market participants would use in pricing the asset or liability developed based on the best information available in the circumstances. The valuation techniques used to measure fair value should maximize the use of observable inputs and minimize the use of unobservable inputs. The three-tier hierarchy of inputs is summarized in three levels with the highest priority given to Level 1 and the lowest priority given to Level 3: Level 1 - quoted prices in active markets for identical securities, Level 2 - other significant observable inputs (including quoted prices for similar securities, interest rates, prepayment speeds, credit risk, etc.) and Level 3 - significant unobservable inputs (including the Company's own assumptions in determining the fair value of investments). The following is a summary of the inputs used in valuing the Company's assets carried at fair value at December 31, 2011:

Valuation Inputs	**Securities Owned**	**Securities Sold, But Not Yet Purchased**
Level 1- Quoted prices		
Common and preferred equities	$ 55,138,333	$ 1,465,447
Total Level 1	55,138,333	1,465,447
Level 2- Significant other observable inputs		
U.S. Government and Federal agency obligations	649,340	10,987,887
State and municipal bonds	68,332,223	-
Corporate obligations	18,072,580	1,412,828
Preferred Equities	744,116	-
Total Level 2	87,798,259	12,400,715
Level 3- Significant unobservable inputs	-	-
Total Level 3	-	-
	$ 142,936,592	$ 13,866,162

7. Property and Equipment

Property and equipment consists of the following at December 31:

Furniture/fixtures	$ 257,719
Office equipment	1,238,639
Leasehold improvements	1,222,258
	2,718,616
Less: Accumulated depreciation	(1,884,513)
Property and equipment, net	$ 834,103

8. Short-Term Bank Loans

The short-term bank loans are obtained under four lines of credit, one $60,000,000 line of credit, two $20,000,000 lines of credit and one $15,000,000 line of credit, all with variable interest rates. The interest rates on the lines are as follows: on one of the lines, it is based upon the 30 day LIBOR rate plus 0.85% (1.23% at December 31, 2011), another is based upon the targeted federal funds rate plus 1.00% (1.25% at December 31, 2011), another is based upon the actual federal funds rate plus 1.00% (1.07% at December 31, 2011), and the fourth is based upon the overnight LIBOR rate plus 1.00% (1.27% at December 31, 2011). As of December 31, 2011, the loans are collateralized by $74,206,011 of the Company's and certain related parties' securities purchased on margin subject to certain regulatory formula. The average interest rates on these loans were 1.35% and 1.59% for the year ended December 31, 2011. Total unused lines of credit amounted to $70,268,529 at December 31, 2011.

9. Commitments and Contingencies

The Company leases office space and certain office and communication equipment under noncancelable operating leases which expire at various times through 2017. Certain leases contain renewal options and escalating rent. Future minimum annual rentals payable are as follows:

2012	$ 1,244,040
2013	1,119,737
2014	1,004,601
2015	945,441
2016	869,960
Thereafter	1,860,618
	$ 7,044,397

In the normal course of business, the Company enters into underwriting commitments. At December 31, 2011, the total of all open underwriting commitments was $3,133,934. The subsequent settlement of these underwriting commitments had no material effect on the financial statements as of December 31, 2011.

At December 31, the approximate fair value of collateral received that can be sold or pledged by the Company were:

Sources of collateral	
Securities purchased under agreements to resell	$ 26,324,914
Securities borrowed, collateralized by cash	62,862,024
Uses of collateral	
Securities loaned, collateralized by cash	$ 176,706,726

Litigation

In 2010 the Company was named as a respondent in a Financial Industry Regulatory Authority ("FINRA") dispute arbitration hearing whereby the claimant, a securities broker-dealer, was seeking damages related to a trade that was never consummated between the Company and claimant. The claimant was seeking compensatory and punitive damages through arbitration. On January 31, 2012 the FINRA arbitration panel found in favor of the claimant and awarded compensatory damages of $1,078,110 plus interest. The Company had fully accrued for the amount of the

compensatory damages at December 31, 2011. The interest was not recognized until 2012, but is not material.

In the normal course of business, the Company has been named a defendant, or otherwise has possible exposure, under certain claims. Certain of these are class actions, which seek unspecified damages that could be substantial. Although there can be no assurance as to the eventual outcome of these matters, in the opinion of management, based upon the advice of its attorneys, such matters will not, in the aggregate, have a material adverse effect on the Company's liquidity or financial position, although they could have a material effect on annual operating results in the period in which they are resolved.

Guarantees and Indemnities

In the normal course of business, the Company indemnifies and guarantees certain service providers, such as clearing and custody agents, against specified potential losses in connection with their acting as an agent of, or providing services to, the Company or its affiliates. The maximum potential amount of future payments that the Company could be required to make under these indemnifications cannot be estimated. However, the Company believes that it is unlikely it will have to make material payments under these arrangements and has not recorded any contingent liability in the financial statements for these indemnifications.

10. Subordinated Borrowings

On March 31, 2009, July 30, 2010, March 31, 2011 and June 30, 2011 the Company entered into four separate secured demand note agreements with the Company's principal stockholder for $2,000,000, $5,000,000, $5,000,000 and $2,000,000, respectively. The March 31, 2009 and March 31, 2011 agreements bear interest at 2% and the July 30, 2010 and June 30, 2011 agreements bear interest at 4%. These are recorded as receivables from related parties and subordinated borrowings on the statement of financial condition. The debts are collateralized by securities with a fair value of $27,347,699 at December 31, 2011. Interest is paid monthly with the principal amount due at maturity on March 31, 2012, July 31, 2013, March 31, 2014 and June 30, 2014, respectively.

FINRA has approved all of the Company's subordinated borrowings. Pursuant to these approvals, these amounts are allowable in computing the Company's net capital under the SEC's uniform net capital rule. To the extent that such borrowings are required for the Company's continued compliance with minimum net capital requirements, they may not be repaid.

11. Related Party Transactions

PCM Ventures, LLC and PCM Ventures II, LLC administer and operate two investment partnerships and are affiliated with the Company through common ownership and management. PCM Ventures International, LLC administers and operates a British Virgin Islands International Business Company and is affiliated with the Company through common ownership and management. The Company provides execution, clearance, settlement and general accounting services to the investment partnerships operated by PCM Ventures, LLC and PCM Ventures II, LLC, and the British Virgin Islands International Business Company operated by PCM Ventures International, LLC.

Paradigm Capital Management, Inc. (PCM), an affiliated Company through common ownership and management, uses the Company for custody and clearance services for some advisory clients. The Company allocates overhead expenses for services provided to PCM.

Included in the payable related parties at December 31, 2011 is $19,679, which represents amounts received from PCM in excess of the value of services allocated for the month of December 2011.

Paradigm Funds Advisor LLC, an affiliated Company through common ownership and management, used the Company for administrative services. The Company allocates overhead expenses for services provided to Paradigm Funds Advisor LLC.

Included in receivable from related parties at December 31, 2011 is $51,340, which represents the amount due for services allocated for the month of December, 2011 in excess of amounts received from Paradigm Funds Advisor LLC.

The Company maintains brokerage accounts for the benefit of the principal stockholder.

The Company rents space form Elk St. LLC, an affiliated company through common ownership and management.

Interest, dividends and net realized and unrealized gains and losses recognized on securities owned by the Company are accrued to the benefit of the principal stockholder. At December 31, 2011 the accrued benefit to the principal stockholder was $8,667,316 and is recorded within payables to related parties on the consolidated statement of financial condition.

12. Employee Benefit Plan

The Company maintains a deferred profit sharing plan (Internal Revenue Code Section 401(k) Plan) which permits eligible employees to defer a percentage of their compensation. Company contributions may be made at the discretion of the Board of Directors to eligible participants. The Company did not make contributions to the Plan in 2011.

The Company has a deferred compensation plan for certain employees. Benefits in this plan vest over a five year period. Under this plan these amounts are included in accounts payable on the consolidated statement of financial condition.

13. Financial Instruments With Off-Balance-Sheet Credit Risk

In the normal course of business, the Company's customer clearing activities involve the execution, settlement, and financing of various customer securities transactions. These activities may expose the Company to off-balance-sheet risk in the event the customer or other broker is unable to fulfill contractual obligations and the Company has to purchase or sell the financial instrument underlying the contract at a loss.

The Company's customer securities activities are transacted on either a cash or margin basis. In margin transactions, the Company extends credit to its customers, subject to various regulatory and internal margin requirements, collateralized by cash and securities in the customers' accounts. In connection with these activities, the Company executes and clears customer transactions involving the sale of securities not yet purchased, some of which are transacted on a margin basis subject to individual exchange regulations. Such transactions may expose the Company to off-balance-sheet risk in the event margin requirements are not sufficient to fully cover losses that customers may incur. In the event the customer fails to satisfy its obligations, the Company may be required to purchase or sell financial instruments at prevailing market prices to fulfill the customer's obligations.

The Company seeks to control the risks associated with its customer activities by requiring customers to maintain margin collateral in compliance with various regulatory and internal guidelines. The Company monitors required margin levels daily and, pursuant to such guidelines, requires the customer to deposit additional collateral, or to reduce positions, when necessary.

The Company's customer financing and securities settlement activities require the Company to pledge customer securities as collateral in support of various secured financing sources such as bank loans and securities loaned. In the event the counterparty is unable to meet its contractual obligation to return customer securities pledged as collateral, the Company may be exposed to the risk of acquiring the securities at prevailing market prices in order to satisfy its customer obligations. The Company controls this risk by monitoring the fair value of securities pledged on a daily basis and by requiring adjustments of collateral levels in the event of excess market exposure. In addition, the Company establishes credit limits for such activities and monitors compliance on a daily basis.

In addition, the Company has sold securities that it does not currently own and is therefore obligated to purchase such securities at a future date. The Company has recorded these obligations in the financial statements at the year end fair value of the related securities and will incur a loss if the fair value of the securities increases subsequent to year end. The establishment of short positions exposes the Company to off-balance-sheet risk in the event prices increase, as the Company may be obligated to acquire the securities at prevailing market prices.

14. Concentrations of Credit Risk

The Company is engaged in various trading and brokerage activities in which the counterparties primarily include broker-dealers, banks and other financial institutions. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty or issuer of the instrument. The Company seeks to control credit risk by following an established credit approval process, monitoring credit limits, and by requiring collateral where appropriate.

The Company purchases securities and may have significant positions in its inventory subject to market and credit risk. In order to control these risks, securities positions are monitored on at least a daily basis. Should the Company find it necessary to sell such a security, it may not be able to realize the full carrying value of the security due to the significance of the position sold.

During the year, there were times when cash was not entirely insured or collateralized, primarily as a result of cash balances pending investment or distribution to customers.

15. Subsequent Events

As disclosed in Footnote 9, Commitments and Contingencies, on January 31, 2012 a FINRA arbitration panel found against the Company and awarded compensatory damages of $1,078,110 plus interest to the claimant, a securities broker-dealer. The Company had fully accrued for the amount of the compensatory damages at December 31, 2011.

The Company has performed an evaluation of all other subsequent events through February 28, 2012, the date the financial statements were issued, and noted no further events occurring subsequent to December 31, 2011 and through the date of our evaluation requiring accrual or disclosure in this financial statement.